UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Radvision Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

M81869105

(CUSIP Number)

Pamela F. Craven, Esq.

Chief Administrative Officer

Avaya Holdings Corp.

211 Mount Airy Road

Basking Ridge, New Jersey 07920

(908) 953-6000

with copies to:

Irving L. Rotter

Asi Kirmayer

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

(212) 839-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Avaya Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Avaya Holdings Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Technology Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Technology Associates II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. TPG Group Holdings (SBS) Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Sierra Manager Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Sierra Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

1.	Names of Reporting Persons. Sierra Co-Invest II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,602 (See item 5 below)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,602 (See item 5 below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 35.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. M81869105	SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value ten Israeli Agorot (NIS 0.10) per share (the “Shares”), of Radvision Ltd., an Israeli corporation (the “Issuer”). The principal executive office of the Issuer is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Avaya Inc. (“Parent”), Avaya Holdings Corp. (“Avaya Holdings”, and together with Parent, the “Avaya Reporting Persons”), Silver Lake Partners II, L.P. (“SLP II”), Silver Lake Partners III, L.P. (“SLP III”), Silver Lake Technology Investors II, L.P. (“SLTI II”), Silver Lake Technology Investors III, L.P. (“SLTI III”, and together with SLP II, SLP III and SLTI II, the “Silver Lake Funds”), Silver Lake Technology Associates II, L.L.C. (“SLTA II”), Silver Lake Technology Associates III, L.P. (“SLTA III”), SLTA III (GP), L.L.C. (“SLTA III GP”) and Silver Lake Group, L.L.C. (“SLG”, and together with the Silver Lake Funds, SLTA II, SLTA III and SLTA III GP, the “Silver Lake Reporting Persons”), Sierra Co-Invest, LLC (“Sierra Co-Invest”), Sierra Co-Invest II, LLC (“Sierra Co-Invest II” and, together with Sierra Co-Invest, the “Co-Invest Entities”) and Sierra Manager Co-Invest, LLC (“Sierra Manager”, and together with the Co-Invest Entities, the “Co-Invest Reporting Persons”), TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“TPG Group Advisors”), David Bonderman and James G. Coulter (Messrs. Bonderman and Coulter and Group Advisors, collectively, the “TPG Reporting Persons”). The Avaya Reporting Persons, the Silver Lake Reporting Persons, the Co-Invest Reporting Persons and the TPG Reporting Persons are hereinafter referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d–1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

The Avaya Reporting Persons

Avaya Holdings, together with its subsidiaries, is a leading global provider of next-generation business collaboration and communications solutions that bring people together with the right information at the right time in the right context, enabling business users to improve their efficiency and quickly solve critical business challenges. Parent is a wholly owned subsidiary of Avaya Holdings and is its principal operating subsidiary. Each of Avaya Holdings and Parent are Delaware corporations. The address of their principal place of business and principal office is 211 Mount Airy Road, Basking Ridge, New Jersey 07920. The name, business address and present principal occupation or employment of each executive officer and director of the Avaya Reporting Persons, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

As of the date hereof, the Silver Lake Reporting Persons and the TPG Reporting Persons collectively beneficially own approximately 99% of the equity interests in Avaya Holdings.

During the last five years, none of the Avaya Reporting Persons and, to the knowledge of the Avaya Reporting Persons, no person named on Schedule A (the persons so named, the “Avaya Individuals”), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Avaya Reporting Persons and, to the Avaya Reporting Persons’ knowledge, no Avaya Individual (with the exception of Kevin B. Rollins (“Mr. Rollins”), as discussed below), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. M81869105	SCHEDULE 13D

On July 22, 2010, the Securities and Exchange Commission (the “SEC”) filed a civil injunctive action involving Dell Inc. (“Dell”), which included allegations against Dell and certain of its senior officers, including Mr. Rollins, concerning the failure to provide adequate disclosure in its SEC filings with respect to Dell’s commercial relationship with Intel Corp. Dell and the relevant officers, including Mr. Rollins, agreed, without admitting or denying the allegations, to settle the matter, and the U.S. District Court for the District of Columbia approved such settlement on October 13, 2010. Mr. Rollins’ settlement included a monetary penalty and a permanent injunction prohibiting violations of Sections 17(a)(2) & (3) of the Securities Act of 1933, as amended, and violations, including aiding and abetting violations, of Section 13(a) of the Exchange Act.

The Silver Lake Reporting Persons

Each of the Silver Lake Funds is a Delaware limited partnership whose principal business is investing in securities. SLTA II is a Delaware limited liability company, whose principal business is serving as the general partner of SLP II and SLTI II. SLTA III is a Delaware limited partnership whose principal business is serving as the general partner of SLP III and SLTI III and certain related investment vehicles. SLTA III GP is a Delaware limited liability company whose principal business is serving as the general partner of SLTA III and certain related investment vehicles. SLG is a Delaware limited liability company whose principal business is serving as the sole member of SLTA GP and other investment vehicles.

The principal office for each of the Silver Lake Entities is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. SLG is controlled by Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Glenn Hutchins, Greg Mondre and David Roux (collectively, the “Silver Lake Individuals”). Each of the Silver Lake Individuals is a United States citizen, except Mr. Durban who is a German citizen. The present principal occupation of each of the Silver Lake Individuals is serving in such capacity with respect to SLG and in a similar capacity with affiliates of such Reporting Persons. Each of the Silver Lake individuals disclaims beneficial ownership of the shares held by the Silver Lake Funds and the shares held by the Sierra Co-Invest Entities except to the extent of their pecuniary interest therein.

The principal office of each of James Davidson, Egon Durban and Kenneth Hao is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Michael Bingle, Glenn Hutchins, Greg Mondre and David Roux is located at c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, New York 10019.

During the last five years, none of the Silver Lake Reporting Persons and, to the knowledge of the Silver Lake Reporting Persons, no Silver Lake Individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Silver Lake Reporting Persons and, to the knowledge of the Silver Lake Reporting Persons, no Silver Lake Individual, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Silver Lake Reporting Persons, the Co-Invest Reporting Persons and the TPG Reporting Persons may be deemed to be a “group” pursuant to Rule 13d–5(b)(1) of the Exchange Act. The Silver Lake Reporting Persons do not expressly affirm membership in a group with the Co-Invest Reporting Persons and the TPG Reporting Persons, and disclaim beneficial ownership of any Shares held by the Co-Invest Reporting Persons and the TPG Reporting Persons, the Avaya Reporting Persons or the Shareholders (as

CUSIP No. M81869105	SCHEDULE 13D

defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Silver Lake Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by the Co-Invest Reporting Persons, the TPG Reporting Persons, the Avaya Reporting Persons or the Shareholders (as defined below) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The Co-Invest Reporting Persons

Sierra Manager, a Delaware limited liability company is the managing member of each of (i) Sierra Co-Invest, a Delaware limited liability company, and (ii) Sierra Co-Invest II, a Delaware limited liability company, which directly hold shares of common stock and warrants, respectively, of Avaya Holdings. Pursuant to Sierra Manager’s limited liability company operating agreement, each of TPG GenPar (as defined below) and SLTA III has the right to designate one of the two members of Sierra Manager’s management committee. Greg Mondre currently serves as SLTA III’s designee and Eugene Frantz currently serves as TPG GenPar’s designee. The principal office for each of the Co-Invest Entities is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The principal office of Sierra Manager is 9 West 57th Street, 32nd Floor, New York, NY 10019.

During the last five years, none of the Co-Invest Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Co-Invest Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Co-Invest Reporting Persons, the Silver Lake Reporting Persons and the TPG Reporting Persons may be deemed to be a “group” pursuant to Rule 13d–5(b)(1) of the Exchange Act. Co-Invest Reporting Persons do not expressly affirm membership in a group with the Silver Lake Reporting Persons and the TPG Reporting Persons, and disclaim beneficial ownership of any Shares held by the Silver Lake Reporting Persons, the TPG Reporting Persons, the Avaya Reporting Persons or the Shareholders (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Co-Invest Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by the Silver Lake Reporting Persons, TPG Reporting Persons, the Avaya Reporting Persons or the Shareholders (as defined below) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The TPG Reporting Persons

TPG Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar”), which is the general partner of each of (i) TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), (ii) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), and (iii) TPG FOF V-B, L.P. a Delaware limited partnership (“TPG FOF B” and, together with TPG Partners V and TPG FOF A, the “TPG Funds”). The TPG Funds collectively hold shares of common stock, preferred stock and warrants of Avaya Holdings. Because of the relationship between TPG Group Advisors and the TPG Funds and the Co-Invest Entities, TPG Group Advisors may be deemed to beneficially own the shares of common stock, preferred stock and warrants of Avaya Holdings held by the TPG Funds and the Co-Invest Entities. Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of TPG Group Advisors and may therefore be deemed to beneficially own the shares of common stock, preferred stock and

CUSIP No. M81869105	SCHEDULE 13D

warrants of Avaya Holdings held by the TPG Funds and the Co-Invest Entities. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of common stock, preferred stock and warrants of Avaya Holdings held by the TPG Funds and the Co-Invest Entities except to the extent of their pecuniary interest therein. The business address of each of the TPG Reporting Persons is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of TPG Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including the TPG Funds) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and officer, director or manager other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TPG Group Advisors are listed on Schedule B (together with Eugene Frantz, the “TPG Individuals”).

Each of David Bonderman, James G. Coulter and the TPG Individuals is a United States citizen.

During the last five years, none of the TPG Reporting Persons and, to the knowledge of the TPG Reporting Persons, no TPG Individual, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The TPG Reporting Persons, the Co-Invest Reporting Persons and the Silver Lake Reporting Persons may be deemed to be a “group” pursuant to Rule 13d–5(b)(1) of the Exchange Act. The TPG Reporting Persons do not expressly affirm membership in a group with the Co-Invest Reporting Persons and the Silver Lake Reporting Persons, and disclaim beneficial ownership of any Shares held by the Co-Invest Reporting Persons, the Silver Lake Reporting Persons, the Avaya Reporting Persons or the Shareholders (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the TPG Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by the Co-Invest Reporting Persons, the Silver Lake Reporting Persons, the Avaya Reporting Persons or the Shareholders (as defined below) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is hereby incorporated herein by reference.

As an inducement for Parent to enter into the Merger Agreement (as defined in Item 4 below), on March 14, 2012, concurrently with the execution of the Merger Agreement, each of Zohar Zisapel, Yehuda Zisapel, Boaz Raviv, RAD Data Communications Ltd., RADbit Ltd., Lomsha Ltd. and Michael and Klil Holdings (93) Ltd. (collectively, the “Shareholders”) entered into voting agreements in substantially the same form (collectively, the “Voting Agreements”) with Parent with respect to 6,754,602 Shares beneficially owned, in the aggregate, by the Shareholders, as well as any other Shares acquired by each such Shareholder after the date of the Voting Agreements or as to which any such Shareholder is or

CUSIP No. M81869105	SCHEDULE 13D

becomes the beneficial owner or is otherwise able to direct the voting (the “Voting Shares”). Pursuant to the Voting Agreements, each Shareholder agreed, among other things, to vote such Shareholder’s Voting Shares in favor of approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including, but not limited to, the Merger (as defined in Item 4 below). The Voting Shares include 556,548 Shares subject to options that are exercisable within 60 days, which Shares may or may not be exercised by the Shareholders prior to a vote on the Merger Agreement and the other transactions contemplated by the Merger Agreement. As described in response to Item 4, the Voting Shares to which this Schedule 13D relates have not been purchased by the Reporting Persons, and thus no funds were used by the Reporting Persons for such purpose.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Voting Agreements, copies of which are filed herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 and are hereby incorporated herein by reference.

Item 4. Purpose of Transaction

As an inducement for Parent to enter into the Merger Agreement (as defined below), the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

The Issuer, Parent and Sonic Acquisition Ltd. (“Merger Sub”) have entered into a merger agreement, dated as of March 14, 2012 (the “Merger Agreement”), a copy of which is filed herewith as Exhibit 99.9 whereby Merger Sub will merge with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel. Pursuant to the Merger, upon closing Merger Sub will cease to exist, the Issuer will become an indirect wholly-owned subsidiary of Parent and each issued Share not owned by Parent, Merger Sub or the Issuer will be converted into the right to receive $11.85 per Share in cash. If the Merger is consummated as planned, the Reporting Persons anticipate that the Issuer will become controlled by the Reporting Persons and Parent and that the Reporting Persons will seek to cause the Shares to be delisted from the NASDAQ Stock Market and the Tel Aviv Stock Exchange and de-registered under the Exchange Act.

Upon consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the surviving corporation’s articles of association. Upon consummation of the Merger, the officers of the Issuer immediately before the effective time of the Merger will be the officers of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

The consummation of the Merger is subject to various conditions, including, but not limited to, (i) the representations and warranties with respect to certain matters (including with respect to organization, standing and power of the Issuer and its subsidiaries, share capital of the Issuer and the Issuer’s subsidiaries, and authority, execution, delivery and enforceability of the Merger Agreement) being true and correct as of the closing date of the merger without any exceptions for materiality, certain other representations and warranties (including representations with respect to taxes and extensive representations with respect to intellectual property) being true and correct as of the closing date of the Merger in all material respects and the remaining representations and warranties being true and correct as of the closing date of the merger, subject to other materiality exceptions, (ii) performance by the Issuer, Parent and Merger Sub with their respective obligations under the Merger Agreement (ii) receipt of certain regulatory approvals (including approval of the Office of the Chief Scientist of the Israeli Ministry

CUSIP No. M81869105	SCHEDULE 13D

of Trade & Labor) as set forth in the Merger Agreement, (iii) approval of the Merger by the Issuer’s shareholders, (iv) the absence of a material adverse effect with respect to the Issuer and (v) certain other customary conditions. The Merger Agreement may be terminated by the Issuer or the Parent under certain circumstances. For additional details on these conditions and rights of termination, reference is made to the Merger Agreement.

As an inducement to Parent to enter into the Merger Agreement, each of the Shareholders entered into a Voting Agreement with Parent and Merger Sub. Pursuant to the Voting Agreements, the Shareholders agreed, subject to certain exceptions, that at any meeting of the shareholders of the Issuer however called (or any action by written consent in lieu of a meeting) or any adjournment thereof (collectively, a “Meeting”), the Shareholders will vote all Voting Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the approval of the Merger Agreement and the approval of the Transactions (as defined in the Merger Agreement), (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement or any of the Ancillary Agreements (as defined in the Merger Agreement), (iii) against any Company Takeover Proposal (as defined in the Merger Agreement) and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the charter of the Issuer or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger and/or the other Transactions (as defined in the Merger Agreement). The Voting Agreements also include (i) a proxy in favor of designees of Parent permitting such designees to vote the Voting Shares in accordance with the foregoing, and (ii) a prohibition on transfers by the Shareholder of Voting Shares until the termination of the Voting Agreement.

The Reporting Persons are not paying any additional compensation to the Shareholders in connection with the execution and delivery of the Voting Agreements.

As a further inducement for Parent to enter into the Merger Agreement, Zohar Zisapel entered into a Non-Competition and Non-Solicitation Agreement, a copy of which is filed herewith as Exhibit 99.10 (the “Non-Competition and Non-Solicitation Agreement”).

The information set forth in response to this Item 4, including, without limitation, the foregoing summary of certain provisions of the Merger Agreement and Voting Agreements, is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed herewith as Exhibits 99.9, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 hereto, respectively, and are hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

The following disclosure assumes that there are 19,032,047 Shares outstanding, which is the sum of (i) the number of Shares the Issuer represented in the Merger Agreement was the number of outstanding Shares as of March 11, 2012 and (ii) the number of Shares for which the Shareholders have options exercisable within 60 days of the date hereof. The following disclosure further assumes that the Shareholders beneficially own 6,754,602 Shares, which is the aggregate number of Shares represented in the Voting Agreements as being beneficially owned by the Shareholders, collectively, as of March 14, 2012.

CUSIP No. M81869105	SCHEDULE 13D

(a) Pursuant to the Voting Agreements, the Reporting Persons may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 6,754,602 Shares, representing for purposes of Rule 13d-3 approximately 35.49% of the outstanding Shares of the Issuer. Except to the extent the reporting Persons may be deemed to have beneficial ownership as a result of the Voting Agreements, the Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such Shares.

To the knowledge of the Reporting Persons, none of the Avaya Individuals, the TPG Individuals or the Silver Lake Individuals (collectively, the “Named Individuals”) beneficially own any Shares.

(b) The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 4, to have shared voting power of the 6,754,602 shares beneficially owned by the Shareholders. Except to the extent that they may be deemed to have any such power by virtue of the Voting Agreements, the Reporting Persons do not, and to the knowledge of the Reporting Persons, the Named Individuals do not, have sole power to vote or direct the vote, shared power to vote or direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

(c) Except for the execution and delivery of the Voting Agreements and Merger Agreement, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Named Individuals, has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is hereby incorporated herein by reference.

Except for the Merger Agreement, the Voting Agreements and the Non-Competition and Non-Solicitation Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibits
99.1

Agreement of Joint Filing, dated March 15, 2012, among Avaya Holdings Corp.

Avaya Inc, Silver Lake Partners II, L.P., Silver Lake Partners III, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Associates II, L.L.C., Silver Lake Technology Associates III, L.P., SLTA III (GP), L.L.C., Silver Lake Group, L.L.C., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter, Sierra Manager Co-Invest, LLC, Sierra Co-Invest, LLC and Sierra Co-Invest II, LLC.

CUSIP No. M81869105	SCHEDULE 13D

99.2	Voting Agreement, dated March 14, 2012 between Zohar Zisapel and Avaya Inc.

99.3	Voting Agreement, dated March 14, 2012 between Yehuda Zisapel and Avaya Inc.

99.4	Voting Agreement, dated March 14, 2012 between Boaz Raviv and Avaya Inc.

99.5	Voting Agreement, dated March 14, 2012 between RADbit Inc. and Avaya Inc.

99.6	Voting Agreement, dated March 14, 2012 between RAD Data Communications Ltd. and Avaya Inc.

99.7	Voting Agreement, dated March 14, 2012 between Lomsha Ltd. and Avaya Inc.

99.8	Voting Agreement, dated March 14, 2012 between Michael and Klil Holdings (93) Ltd. and Avaya Inc.

99.9	Merger Agreement, dated March 14, 2012 among Avaya Inc., Sonic Acquisition Ltd. and RADVISION Ltd.

99.10	Non-Competition and Non-Solicitation Agreement, dated March 14, 2012, by and among Avaya Inc., Sonic Acquisition Ltd. and Zohar Zisapel.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2012

CUSIP No. M81869105	SCHEDULE 13D

AVAYA HOLDINGS CORP.

By:	/s/ Frank J. Mahr
Name:	Frank J. Mahr
Title:	Corporate Secretary

AVAYA INC.

By:	/s/ Frank J. Mahr
Name:	Frank J. Mahr
Title:	Corporate Secretary

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman

By:	/s/ Ronald Cami
Ronald Cami, on behalf of David Bonderman[1]

James G. Coulter

By:	/s/ Ronald Cami
Ronald Cami, on behalf of James G. Coulter[2]

SILVER LAKE PARTNERS II, L.P.

By:	Silver Lake Technology Associates II, L.L.C.
its General Partner

By:	Silver Lake Group, L.L.C.
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King

[1]

Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

[2]

Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

CUSIP No. M81869105	SCHEDULE 13D

Title:	Managing Director

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P.,
its General Partner

By:	SLTA III (GP), L.L.C.
its General Partner

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	Silver Lake Technology Associates II, L.L.C.
its General Partner

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P.,
its General Partner

By:	SLTA III (GP), L.L.C.,
its General Partner

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King

CUSIP No. M81869105	SCHEDULE 13D

Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C.,
its General Partner

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C.,
its Managing Member

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen King
Name:	Karen M. King
Title:	Managing Director

SIERRA MANAGER CO-INVEST, LLC

By:	/s/ David C. Reintjes
Name:	David C. Reintjes
Title:	Vice President

SIERRA CO-INVEST, LLC

By:	/s/ David C. Reintjes
Name:	David C. Reintjes
Title:	Vice President

SIERRA CO-INVEST II, LLC

By:	/s/ David C. Reintjes
Name:	David C. Reintjes
Title:	Vice President

CUSIP No. M81869105	SCHEDULE 13D

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE AVAYA REPORTING PERSONS

AVAYA HOLDINGS CORP.

Directors

Name	Business Address	Current Occupation/Position	Citizenship
Eugene J. Frantz	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Partner	US
Charles H. Giancarlo	2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025	Managing Director, Silver Lake	US
Afshin Mohebbi	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Senior Advisor	US
Greg K. Mondre	9 West 57th Street, 32nd Floor, New York, NY 10019	Managing Director, Silver Lake	US
Kevin B. Rollins	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Senior Advisor	US
David J. Roux	West 57th Street, 32nd Floor, New York, NY 10019	Senior Director, Silver Lake	US
Gary B. Smith	1201 Winterson Road Linthicum, Maryland 21090	President, Chief Executive Officer and Director of Ciena Corporation	UK & US
Kevin J. Kennedy	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Director, President and Chief Executive Officer	US

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Mohamad S. Ali	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, Avaya Client Services	US

CUSIP No. M81869105	SCHEDULE 13D

Alan E. Baratz	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Corporate Development & Strategy	US
Gary E. Barnett	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President & General Manager, Avaya Collaboration Infrastructure	US
James M. Chirico, Jr.	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Executive Vice President, Business Operations	US
Pamela F. Craven	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Administrative Officer	US
Christopher M. Formant	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, Avaya Government Solutions	US
Roger C. Gaston	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Human Resources	US
Jaroslaw S. Glembocki	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Quality Program Office	US
Stephen J. Gold	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Information Officer	US

CUSIP No. M81869105	SCHEDULE 13D

J. Joel Hackney, Jr.	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Global Sales and Marketing and President, Field Operations	US
Kevin J. Kennedy	See “Directors” above.	See “Directors” above.	US
Anthony J. Massetti	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Financial Officer	US
Thomas G. Mitchell	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, SME and Avaya Go to Market	US
Marc J. Randall	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President & General Manager, Avaya Networking	US
Brett A. Shockley	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and General Manager, Avaya Applications & Emerging Technologies	US

CUSIP No. M81869105	SCHEDULE 13D

AVAYA INC.

Directors

Name	Business Address	Current Occupation/Position	Citizenship
Eugene J. Frantz	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Partner	US
Charles H. Giancarlo	2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025	Managing Director, Silver Lake	US
Afshin Mohebbi	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Senior Advisor	US
Greg K. Mondre	9 West 57th Street, 32nd Floor, New York, NY 10019	Managing Director, Silver Lake	US
Kevin B. Rollins	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	TPG Senior Advisor	US
David J. Roux	West 57th Street, 32nd Floor, New York, NY 10019	Senior Director, Silver Lake	US
Gary B. Smith	1201 Winterson Road Linthicum, Maryland 21090	President, Chief Executive Officer and Director of Ciena Corporation	UK & US
Kevin J. Kennedy	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Director, President and Chief Executive Officer	US

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Mohamad S. Ali	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, Avaya Client Services	US

CUSIP No. M81869105	SCHEDULE 13D

Alan E. Baratz	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Corporate Development & Strategy	US
Gary E. Barnett	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President & General Manager, Avaya Collaboration Infrastructure	US
James M. Chirico, Jr.	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Executive Vice President, Business Operations	US
Pamela F. Craven	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Administrative Officer	US
Christopher M. Formant	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, Avaya Government Solutions	US
Roger C. Gaston	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Human Resources	US
Jaroslaw S. Glembocki	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Quality Program Office	US
Stephen J. Gold	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Information Officer	US

CUSIP No. M81869105	SCHEDULE 13D

J. Joel Hackney, Jr.	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President, Global Sales and Marketing and President, Field Operations	US
Kevin J. Kennedy	See “Directors” above.	See “Directors” above.	US
Anthony J. Massetti	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and Chief Financial Officer	US
Thomas G. Mitchell	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and President, SME and Avaya Go to Market	US
Marc J. Randall	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President & General Manager, Avaya Networking	US
Brett A. Shockley	Avaya Holdings Corp. 211 Mount Airy Road Basking Ridge, New Jersey 07920	Senior Vice President and General Manager, Avaya Applications & Emerging Technologies	US

CUSIP No. M81869105	SCHEDULE 13D

SCHEDULE B

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF TPG GROUP ADVISORS

Name	Business Address	Current Occupation/Position
David Bonderman	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	President and Chairman of the Board

James G. Coulter	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Senior Vice President and Director

John E. Viola	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Vice President and Treasurer

Ronald Cami	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Vice President and Secretary

David C. Reintjes	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Chief Compliance Officer and Assistant Secretary

G. Douglas Puckett	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Assistant Treasurer

Steven A. Willmann	c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102	Assistant Treasurer